News Release
B2Gold Reports Record Fourth Quarter and 2011 Financial Results

Vancouver, March 29, 2012 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF) (“B2Gold” or the “Company”) reports its results from its operations for the fourth quarter and year ended December 31, 2011. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the fourth quarter and year ended include:

2011 Fourth Quarter Results

  Record adjusted net earnings (1) of $23.3 million ($0.07 per share), an increase of 68% over the fourth quarter of 2010
  Record cash flow from operations of $35.4 million ($0.10 per share)
  Record gold revenue of $66.9 million
  Record gold sales of 39,557 ounces
  Record gold production of 38,808 ounces
  Consolidated operating cash cost of $542 per ounce of gold
  Increase of cash and cash equivalents to $102.3 million at quarter end

2011 Twelve Month Results

  Record adjusted net earnings (1) of $80.5 million ($0.24 per share), an increase of 401% over 2010
  Record cash flow from operations of $108.9 million ($0.32 per share)
  Record gold revenue of $225.4 million
  Record gold sales of 144,013 ounces
  Record gold production of 144,604 ounces
  Consolidated operating cash cost of $527 per ounce of gold
  Full year gold production and operating cash cost per ounce within guidance

Financial Results

B2Gold reported adjusted net earnings (1) for the quarter, of $23.3 million ($0.07 per share) compared to $13.9 million ($0.04 per share) in the same period of 2010. Adjusted net income in the fourth quarter of 2011 was calculated by excluding a non-cash deferred income tax expense of $2.3 million, non-cash share-based compensation expense of $0.9 million and foreign exchange gains of $0.8 million.

Cash flow from operating activities for the fourth quarter of 2011 was $35.4 million ($0.10 per share), compared to $22 million ($0.07 per share) in the fourth quarter of 2010, representing an increase of 61%.

The increase reflects the Company’s continued strong operating performance and strength in gold prices. As a result, the Company remained in a strong financial position with $102.3 million in cash as at December 31, 2011.

Adjusted net income in 2011 was $80.5 million ($0.24 per share) compared to $16.1 million ($0.05 per share) in the same period of 2010. Adjusted net income was calculated by excluding a non-cash deferred income tax expense of $17.9 million, resulting mainly from a decrease in non-capital tax loss carry-forwards, non-cash share-based compensation expense of $6.2 million and foreign exchange losses of $0.1 million.

For 2011, the Company generated (GAAP) net income of $56.3 million ($0.17 per share) compared to $20 million ($0.07 per share) in the equivalent period of 2010.

Cash flow from operating activities increased by 196% to $108.9 million ($0.32 per share) in 2011 from $36.8 million ($0.12 per share) in the previous year. The increase reflects the Company’s strong operating performance from both the Libertad and Limon Mines and strength in gold prices.

(1)

Adjusted earnings is a non GAAP measure and consists of net earnings, adjusted to exclude deferred income taxes, stock based compensation and foreign exchange gain/losses. In addition, the adjusted loss in 2010 also excludes a $24.1 million gain from the sale of the Company’s interest in the Kupol East and West licenses and a non-cash derivative loss relating to common share purchase warrants and the write-off of mining interests.

Gold Revenue

Gold revenue for the fourth quarter of 2011 was a record $66.9 million on sales of 39,557 ounces at an average price of $1,691 per ounce compared to $50.5 million on sales of 29,672 ounces at an average price of $1,701 per ounce in the 2011 third quarter and to $47 million on sales of 34,039 ounces at an average price of $1,381 per ounce in the 2010 fourth quarter. Gold revenue increased by 42% compared to the corresponding quarter in 2010, due to a 22% increase in the average gold price received and a 16% increase in gold ounces sold.

The increase in gold revenue over the previous third quarter in 2011 was partially due to the Company’s decision to defer the sale of 3,907 ounces of gold to the fourth quarter anticipating higher gold prices (the market value of the deferred gold sales based on the September 30, 2011 spot gold price of $1,629 per ounce was $6.4 million).

In the fourth quarter, La Libertad Mine accounted for $47.1 million of gold revenue from the sale of 27,786 ounces while $19.8 million was contributed by the Limon Mine from the sale of 11,771 ounces.

Gold revenue for 2011 was a record $225.4 million on sales of 144,013 ounces at an average price of $1,565 per ounce compared to $127.5 million on sales of 101,105 ounces at an average price of $1,261 per ounce in 2010. Gold revenue increased by 77%, due to a 24% increase in the average gold price received and a 42% increase in gold ounces sold. La Libertad Mine accounted for $154.8 million of gold revenue from the sale of 98,797 ounces while $70.6 million was contributed by the Limon Mine from the sale of 45,216 ounces.

Liquidity and Capital Resources

The Company ended the year with cash and cash equivalents of $102.3 million (including net cash of $17.8 million acquired from Auryx Gold on December 22, 2011) compared to cash and cash equivalents of $73.6 million at the end of the third quarter of 2011 and $70 million at December 31, 2010. B2Gold has no debt and remains unhedged. Working capital at the end of the year was $119.2 million compared to working capital of $93.6 million at the end of September 30, 2011 and $84.6 million at December 31, 2010.

Operations

The Company’s consolidated gold production during the fourth quarter of 2011 was 38,808 ounces at an operating cash cost of $542 per ounce compared to 36,824 ounces produced over the same period last year at an operating cash cost of $535 per ounce (and to budget of 35,284 ounces at an operating cash cost of $526 per ounce).

The Company’s consolidated gold production during 2011 was 144,604 ounces (meeting the Company’s guidance) at an operating cash cost of $527 per ounce compared to 108,688 ounces produced over the same period last year at an operating cash cost of $591 per ounce. The Company’s full year consolidated guidance was to produce approximately 135,000 to 145,000 ounces of gold at average operating cash costs of approximately $540 to $560 per ounce was achieved.

The Company is forecasting another record year for gold production in 2012, with consolidated production from La Libertad and Limon Mines estimated to total approximately 150,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce. Average operating cash costs have been budgeted to be approximately 10% higher in 2012 compared to 2011 primarily due to a short term higher strip ratio at La Libertad and higher consumables and power costs.

Cash operating costs are expected to improve and production to increase in 2013 and 2014 over 2012 due to the processing of higher grade ore from the Jabali deposit through the Libertad mill. The Company is projecting gold production to increase to approximately 185,000 ounces in 2013 and 200,000 ounces in 2014. Cash from mining operations, based on an average price of $1,550 per ounce of gold, is projected at approximately $140 million in 2012, $170 million in 2013 and $200 million in 2014 leaving the Company in the position to internally finance production growth.

La Libertad Mine, Nicaragua (B2Gold 100%)

La Libertad open pit Mine continued to perform well in the fourth quarter of 2011 producing 26,158 ounces of gold at an operating cash cost of $479 per ounce and a total cash cost of $567 per ounce from 500,726 tonnes of ore milled at an average grade of 1.77 grams per tonne (“g/t”). This compares to the budget of 23,179 ounces at an operating cash cost of $436 per ounce.

Gold production in the fourth quarter was higher than budget mainly due to higher gold recoveries of 92% compared to budget of 87%, and higher ore grade than budget. Tonnage milled in the quarter was slightly less than budget. The higher gold recovery was the result of upgrades to the plant during 2011 and 2010. Mill throughput averaged 5,443 tonnes of ore per day versus the budget of 5,573 tonnes of ore per day at an average ore grade of 1.77 g/t versus budget of 1.62 g/t.

Per ounce operating cash costs for La Libertad in the fourth quarter were slightly higher than budget mainly due to increases in the cost of labour, fuel, mining contractor and mill reagents, partially offset by higher than budgeted gold production.

For the year of 2011, La Libertad Mine generated gold revenue of $154.8 million from the sale of 98,797 ounces at an average price of $1,566 per ounce, compared to $79.5 million from the sale of 62,109 ounces at an average price of $1,280 per ounce in the same period of 2010 which was the first year of operation. Total gold production was 99,567 ounces at an operating cash cost of $460 per ounce and total cash cost of $541 per ounce from 1,992,264 tonnes of ore milled at an average grade of 1.72 g/t. This compares to the budget of 90,459 ounces at an operating cash cost of $456 per ounce. Higher production for the year was mainly due to higher gold recoveries and mill head grades. Operating expenses have been marginally higher than budget but due to increased gold production operating costs per ounce have been as projected.

La Libertad Mine is forecast to produce approximately 102,000 to 110,000 ounces of gold in 2012 at an operating cash cost of approximately $550 to $575 per ounce. Cash from mine operations at La Libertad Mine is projected at approximately $100 million (at $1,550 per ounce gold price). Operating cash costs have increased compared to 2011 due to a higher strip ratio resulting from accessing higher grade ore from a new pit called Santa Maria. Power costs and consumables are also budgeted to increase by approximately 10%. Partially offsetting these higher costs will be an increase to the average grade milled to 1.77 grams g/t gold in 2012 compared to 1.72 g/t gold in 2011.

The Company has budgeted capital costs at La Libertad in 2012, totaling approximately $25.6 million. The majority of this capital cost will be expended on pre-stripping at the Santa Maria pit and to access future ore by enlarging existing pits and completing a tailings pond expansion.

The 2012 budget for the development of the Jabali deposit is approximately $23.9 million. This budget will fund the construction of a 15 kilometre haul road for transporting the Jabali deposit ore to the Libertad mill, and for engineering, metallurgical and socio-economic programs. The permitting of the Jabali deposit is scheduled for completion in the third quarter and open pit mining is scheduled to commence in the fourth quarter of 2012.

The current Jabali inferred mineral resource is 3.55 million tonnes at 4.58 g/t containing 522,000 ounces of gold, which is considerably higher grade than the current average grade of 1.77 g/t ore currently being processed at La Libertad. A new resource estimate will be released early in the second quarter. The Company commenced small scale mining from Jabali in November 2011, delivering higher grade colluvial material to the Libertad mill.

Based on the delivery of higher grade ore from the Jabali deposit, the Company expects an increase in annual production at Libertad to approximately 135,000 ounces of gold in 2013 and, 150,000 ounces of gold by 2014 (subject to a final mine plan).

At Jabali, the Company plans to expend $4 million to drill 5,500 metres in 2012 to complete infill drilling of the Jabali Antenna Zone and further explore deposits that are open to the east and west.

Positive exploration drill results in 2011 resulted in the Jabali Zones and the Mojon West deposit potentially increasing in size and confirming the strong continuity of gold mineralization at Jabali Central and Antenna (see news release dated December 01, 2011). A new resource estimate for the Jabali Central and Antenna deposits is due to be released in the second quarter of 2012.

An additional $3 million has been budgeted in 2012 to fund further drilling to explore the 20 km long Libertad gold belt. Further drill results will be released during the year.

Limon Mine, Nicaragua (B2Gold 95%)

The Limon open pit and underground Mine produced 12,650 ounces of gold during the fourth quarter of 2011 at an operating cash cost of $672 per ounce and a total cash cost of $765 per ounce from 100,888 tonnes of ore milled at an average grade of 4.32 g/t at a processed gold recovery of 91%, compared to budget of 12,106 ounces at an operating cash cost of $698 per ounce.

The higher than budgeted production and lower than budgeted cash costs were primarily the result of processing more tonnes than budget combined with improved gold recovery.

In 2011 the Limon Mine recorded its most successful year in the past seven years (despite of the closure of the Santa Pancha underground mine and pit #2 for the months of July and August for remediation due to a force majeure event on June 18, 2011 when heavy rains caused a portion of the underground mine workings to begin flooding. The Limon Mine produced 45,037 ounces of gold, within 2011 guidance. The main reasons for the improved production at the Limon Mine in 2011 were improved mill throughput and gold recoveries.

For the year of 2011, the Limon Mine generated gold revenue of $70.6 million from the sale of 45,216 ounces at an average price of $1,561 per ounce. The operating cash cost per ounce was $678 compared to budget of $769 per ounce and was lower than budget mainly due to a higher percentage of ore being supplied from nearby open pits rather than from the underground operations.

The Limon Mine is projected to produce approximately 48,000 to 50,000 ounces of gold in 2012 at an operating cash cost of approximately $700 to $725 per ounce of gold. Cash from mine operations at Limon is projected at approximately $40 million (at $1,550 per ounce gold price). Operating cash costs for 2012 are budgeted to be similar to 2011 despite increasing costs for consumables and power. The Limon mine is budgeted to process 408,000 tonnes of ore at an average grade of 4.24 g/t gold. Mill throughput capacity has increased to over 1,100 tonnes of ore per day due to automation and process improvements made to the mill in 2011 and, is the main reason for increased gold production.

The Company plans to undertake capital expenditures at the Limon Mine in 2012 totaling approximately $19 million. The majority of this capital expenditure will fund a major underground mine development program and tailings pond construction. The underground development work will access deeper ore at the Santa Pancha vein, which should add approximately three years of production. Capital expenditures for 2013 are expected to be lower as the tailings pond work in 2012 will add approximately 5 years to its storage capacity.

The 2012 exploration budget at the Limon property totals $4.6 million, funding 14,000 metres of drilling to explore numerous open pit and underground targets on the property. The Company’s exploration team believes there is potential to increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially increase annual gold production and reduce operating costs per ounce of gold.

Development Projects

Otjikoto Property, Namibia

(B2Gold 92% / EVI Gold 8%)

In December 2011, B2Gold successfully completed the business combination with Auryx Gold Corp. (“Auryx”) whereby B2Gold acquired all of the issued and outstanding common shares of Auryx and as such, Auryx became a wholly-owned subsidiary of B2Gold.

B2Gold now owns a 92% interest in the Otjikoto gold project in Namibia, Africa and a 100% interest in two additional exploration projects in Namibia. The Otjikoto gold project has forecast average annual production of over 100,000 ounces of gold over a ten year mine life based on a Preliminary Economic Assessment released by Auryx in September 2011. The Otjikoto project hosts a National Instrument (“NI”) 43-101 compliant indicated resource of 25 million tonnes grading 1.44 g/t gold for 1.2 million ounces of gold. Otjikoto also hosts a NI 43-101 compliant inferred resource of 16 million tonnes grading 1.31 g/t gold for 0.7 million ounces of gold.

The B2Gold Board has approved an aggressive 2012 feasibility and development budget of $34.6 million to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto gold project. Feasibility work will include additional metallurgical drilling and test work, power studies and geohydrology. Based on current assumptions the Company expects to commence commercial production at Otjikoto in early 2015. The Company is currently projecting capital costs to construct the Otjikoto Mine of approximately $140 million.

A further $8.9 million has been budgeted in 2012 for exploration of which $4.3 million relates to 16,150 metres of feasibility study drilling. Another 2,500 metres of drilling will be carried out to explore beyond the current resource at the Otjikoto gold project. Regional exploration work will also be conducted on the surrounding area. A new resource estimate for the Otjikoto gold project is due to be released early in the second quarter of 2012. The Company’s geology team believes there is significant exploration upside at the Otjikoto gold project.

Gramalote Property, Colombia

(B2Gold 49% / AngloGold Ashanti Limited (“AngloGold”) 51%)

B2Gold and AngloGold are funding pro rata a 2012 joint venture prefeasibility and exploration budget of $36.9 million for the Gramalote property, located 80 kilometres northeast of Medellin in Central Colombia. This budget will fund 21,700 metres of diamond drilling for the exploration of additional targets on the property, and infill drilling. In addition, the budget will fund prefeasibility work including additional environmental studies, metallurgical test work and engineering. A prefeasibility study is scheduled to be completed in June 2012 and a final feasibility study is planned for the fourth quarter of 2013.

Highlights from the 2011 prefeasibility and exploration work on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote and outside targets indicating the potential for a larger resource. The Company expects to release an updated resource calculation early in the second quarter of 2012.

Exploration

In addition to the exploration programs mentioned above, the Company is undertaking further exploration programs on the Calibre and Radius joint venture properties in Nicaragua and the Cebollati property in Uruguay.

B2Gold and Calibre recently announced drill results that discovered significant porphyry style gold and copper mineralization at the Primavera project within the Borosi concessions in north east Nicaragua (see news release dated January 20, 2012). Assay results confirmed the presence of wide spread gold and copper values similar to those previously reported from surface trenching. Further drilling of 2,000 metres of diamond drilling totaling $1.5 million is underway to further define the extent of the porphyry system. The results from this drilling will be released early in the second quarter. Several other gold-copper anomalies identified on the Primavera concession remain untested and will be evaluated over the coming months.

At the Radius joint venture, trenching and soil sampling continues with priority given to developing the emerging zone at Trebol East, with the aim of defining drill targets. Detailed soil sampling also continues along the main Trebol trend as well to better define potential resource areas. An exploration budget of $4.0 million is budgeted in 2012 to fund 5,000 metres of drilling on the Trebol, San Jose and Pavon targets located along the 6 km northeast trending belt of continuously mineralzed volcanic rock.

On the Cebollati property, the 2012 exploration program has a budget of $3.4 million which includes approximately 4,000 metres of drilling. The drilling program will continue on the Southern and Windmill zones following the successful 2011 exploration drilling program. In addition, the 2012 exploration will continue on regional evaluation and project generation work.

In total, B2Gold's combined 2012 exploration budgets is approximately $31.8 million used to fund approximately 61,000 metres of drilling. Further exploration results will be released as they become available.

Outlook

In conclusion, given our proven technical team; strong operational and financial performance; and high quality development and exploration projects, B2Gold is well positioned to continue our growth as an intermediate gold producer from existing projects. Based on current assumptions the Company is projecting gold production to grow to over 450,000 ounces per year by 2016. With our strong cash position and impressive projected cash from mining operations, we can continue to fund all of our planned development, exploration and capital expenditures in 2012 without requiring external funding, and end the year in a strong financial position. In addition, the Company will continue to pursue accretive acquisitions and carry out our aggressive exploration programs.

Conference Call Details

B2Gold will host a conference call and webcast to discuss fourth quarter results on Thursday, March 29, 2012 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free 877-240-9772 prior to the scheduled start time. A playback version of the call will be available for one week after the call by dialing 905-694-9451 or toll free 800-408-3053 (pass code: 1803614). The webcast of the call can be accessed from B2Gold’s web site at www.b2gold.com.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
(Expressed in thousands of United States dollars, except shares and per share amounts)

	For the three	For the three	For the twelve	For the twelve
	months	months	months	months
	ended	ended	ended	ended
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
	(unaudited)	(unaudited)

Gold revenue	$66,894	$47,013	$225,352	$127,521

Cost of sales

Production costs	(21,151)	(18,137)	(75,229)	(62,762)
Depreciation and depletion	(7,926)	(5,291)	(26,175)	(14,739)
Royalties and production taxes	(3,483)	(2,759)	(12,229)	(7,178)
Other	-	-	(692)	-

Total cost of sales	(32,560)	(26,187)	(114,325)	(84,679)

Gross profit	34,334	20,826	111,027	42,842

General and administrative	(4,019)	(2,603)	(16,635)	(13,044)
Share-based payments	(945)	55	(6,190)	(1,943)
Accretion of mine restoration provisions	(381)	(205)	(1,267)	(1,192)
Gain on sale of interest in Kupol EW licenses	-	-	-	24,062
Write-off of mining interests	-	(2,841)	-	(2,841)
Foreign exchange gains (losses)	751	1,543	(114)	1,208
Other	(1,343)	(222)	(1,127)	(3,274)

Operating income	28,397	16,553	85,694	45,818

Interest and financing costs	(68)	(1,211)	(611)	(4,704)
Loss on derivative warrant liability	-	(1,813)	-	(9,984)
Community relations	(2,283)	(594)	(4,042)	(933)
Other	119	(874)	(532)	(1,387)

Income before withholding and other taxes	26,165	12,061	80,509	28,810

Current income tax, withholding and other taxes	(3,020)	(1,185)	(6,292)	(2,240)
Deferred income tax expense	(2,308)	(6,539)	(17,917)	(6,539)

Net income and comprehensive income for the period	$20,837	$4,337	$56,300	$20,031

Earnings per share
Basic	$0.06	$0.01	$0.17	$0.07
Diluted	$0.06	$0.01	$0.16	$0.06

Weighted average number of common shares outstanding (in thousands)
Basic	345,050	325,613	338,541	307,068
Diluted	351,937	334,102	344,812	313,572

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

	For the three	For the three	For the twelve	For the twelve
	months	months	months	months
	ended	ended	ended	ended
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
	(unaudited)	(unaudited)

Operating activities

Net income for the period	$20,837	$4,337	$56,300	$20,031
Mine restoration provisions settled	(253)	(265)	(1,049)	(1,417)
Non-cash charges (credits)
Depreciation and depletion	7,926	5,291	26,175	14,739
Deferred income tax expense	2,308	6,539	17,917	6,539
Share based payments	945	(55)	6,190	1,943
Accretion of mine restoration provisions	381	205	1,267	1,192
Gain on sale of interest in Kupol EW licences	-	-	-	(24,062)
Write-off of mining interests	-	2,841	-	2,841
Loss on derivative warrant liability	-	1,813	-	9,984
Amortization of deferred financing costs	-	1,134	358	3,703
Other	3,217	193	1,772	1,330

Cash provided by operating activities before changes in non-cash working capital	35,361	22,033	108,930	36,823

Changes in non-cash working capital	(1,335)	(1,548)	(6,583)	(1,523)

Cash provided by operating activities after changes in non-cash working capital	34,026	20,485	102,347	35,300

Financing activities
Common shares issued for cash	701	22,124	7,943	57,116
Interest & commitment fees	(66)	24	(301)	(974)
Repayment of related party loans	-	-	(21)	(959)
Credit facility, loan repayments	-	-	-	(21,000)
Credit facility, draw downs	-	-	-	7,500

Cash provided by financing activities	635	22,148	7,621	41,683

Investing activities
Auryx Gold Arrangement, net cash acquired	17,821	-	17,821	-
Libertad Mine, development & sustaining capital	(5,065)	(2,843)	(28,098)	(18,769)
Libertad Mine, Jabali development	(3,358)	-	(7,834)	-
Libertad, exploration	(3,210)	(1,625)	(10,747)	(5,010)
Limon Mine, development & sustaining capital	(4,865)	(2,695)	(20,784)	(6,558)
Limon, exploration	(696)	(1,349)	(3,299)	(3,392)
Gramalote, exploration and development	(4,610)	(1,103)	(14,890)	(3,019)
Cebollati, exploration	(532)	(460)	(4,185)	(1,008)
Radius, exploration	(951)	(90)	(2,865)	(1,633)
Calibre, exploration	(461)	(536)	(1,340)	(2,839)
Cash proceeds from sale of interest in Kupol EW licences	-	-	-	33,000
Other	(14)	(368)	(1,467)	(667)

Cash used by financing activities	(5,941)	(11,069)	(77,688)	(9,895)

Increase in cash and cash equivalents	28,720	31,564	32,280	67,088

Cash and cash equivalents, beginning of period	73,572	38,448	70,012	2,924

Cash and cash equivalents, end of period	$102,292	$70,012	$102,292	$70,012

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at	As at
	December 31,	December 31,	January 1,
	2011	2010	2010

Assets
Current
Cash and cash equivalents	$102,292	$70,012	$2,924
Accounts receivable and prepaids	6,372	4,962	4,925
Value-added and other tax receivables	14,149	6,168	3,173
Inventories	26,695	19,438	10,263
Marketable securities	-	483	369
Note receivable	-	-	1,700
	149,508	101,063	23,354
Mining interests	412,537	232,535	213,335
Other assets	996	1,056	1,780
	$563,041	$334,654	$238,469
Liabilities
Current
Accounts payable and accrued liabilities	$22,610	$10,581	$9,554
Current taxes payable	6,254	4,422	497
Current portion of mine restoration provisions	1,376	1,389	658
Related party loans	81	102	1,061
Derivative warrant liability	-	-	6,276
	30,321	16,494	18,046
Credit Facility	-	-	8,642
Mine restoration provisions	26,731	18,714	14,930
Deferred income taxes	26,638	6,539	-
Employee benefits accrual	4,017	2,776	2,022
Other liabilities	-	-	475
	87,707	44,523	44,115
Equity
Shareholders’ equity
Share capital
Issued: - 382,494,656 common shares (Dec 31, 2010 – 337,570,170)	435,048	312,829	233,842
Contributed surplus	22,712	19,971	23,212
Retained earnings/ (accumulated deficit)	13,631	(42,669)	(62,700)
	471,391	290,131	194,354
Non-controlling interests	3,943	-	-
	475,334	290,131	194,354
	$563,041	$334,654	$238,469

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2011
			Retained	Non-
	Share	Contributed	earnings/	controlling	Total
	capital	surplus	(deficit)	interests	equity

Balance at December 31, 2010	$312,829	$19,971	$(42,669)	$-	$290,131

Total comprehensive income for the year	-	-	56,300	-	56,300
Shares issued for Auryx Gold (Note 6)	107,435	-	-	-	107,435
Shares issued for cash:
Exercise of stock options	5,908	-	-	-	5,908
Exercise of warrants	2,014	-	-	-	2,014
Incentive Plan – shares issued from trust	21	-	-	-	21
Shares issued for finder’s fee	150	-	-	-	150
Share based payments - expensed	-	6,190	-	-	6,190
Share based payments – capitalized to mining interests	-	481	-	-	481
Stock options and warrants issued on Auryx
Gold acquisition (Note 6)	-	4,943	-	-	4,943
Non-controlling interest acquired on Auryx Gold acquisition (Note 6)	-	-	-	3,943	3,943
Current income tax on expired warrants	-	(2,182)	-	-	(2,182)
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	6,691	(6,691)	-	-	-

Balance at December 31, 2011	$435,048	$22,712	$13,631	$3,943	$475,334

	2010
			Retained	Non-
	Share	Contributed	earnings/	controlling	Total
	capital	surplus	(deficit)	interests	equity

Balance at January 1, 2010	$233,842	$23,212	$(62,700)	$-	$194,354

Total comprehensive income for the year	-	-	20,031	-	20,031
Shares issued for cash:
Equity financing	29,157	-	-	-	29,157
Exercise of stock options	3,730	-	-	-	3,730
Exercise of warrants	24,229	-	-	-	24,229
Share based payments - expensed	-	1,943	-	-	1,943
Share based payments – capitalized to mining interests	-	427	-	-	427
Transfer to share capital the fair value of derivative warrant liability upon exercise of related warrants	16,260	-	-	-	16,260
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	5,611	(5,611)	-	-	-

Balance at December 31, 2010	$312,829	$19,971	$(42,669)	$-	$290,131